SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 3 of 5

IFRS condensed consolidated financial statements

Notes to the condensed consolidated
financial statements

________________________________

IFRS condensed consolidated financial statements
Condensed consolidated income statement
For the six month period ended 30 June 2012

	Note	Reviewed 6 months 2012 £m	Reviewed1 6 months 2011 £m		Audited Full year 2011 £m
		Continuing operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Income
Gross written premiums		13,765	15,398	2,118	30,000	2,118
Premiums ceded to reinsurers		(903)	(940)	(75)	(1,673)	(75)
Premiums written net of reinsurance		12,862	14,458	2,043	28,327	2,043
Net change in provision for unearned premiums		(212)	(290)	(56)	(236)	(56)
Net earned premiums		12,650	14,168	1,987	28,091	1,987
Fee and commission income		632	719	97	1,479	97
Net investment income		8,687	5,787	436	5,991	436
Share of (loss)/profit after tax of joint ventures and associates		(76)	152	28	(123)	28
(Loss)/ profit on the disposal and re-measurement of subsidiaries and associates		(30)	(11)	(32)	565	(32)
		21,863	20,815	2,516	36,003	2,516
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(13,646)	(13,063)	(1,475)	(26,934)	(1,475)
Change in insurance liabilities, net of reinsurance		186	(1,139)	(909)	(3,730)	(909)
Change in investment contract provisions		(1,210)	(1,957)	(94)	1,224	(94)
Change in unallocated divisible surplus		(2,506)	101	(19)	2,721	(19)
Fee and commission expense		(2,389)	(2,341)	(192)	(4,554)	(192)
Other expenses		(2,394)	(1,422)	(291)	(3,297)	(291)
Finance costs		(360)	(339)	(262)	(798)	(262)
		(22,319)	(20,160)	(3,242)	(35,368)	(3,242)
(Loss)/profit before tax		(456)	655	(726)	635	(726)
Tax attributable to policyholders' returns	A5	(21)	3	-	178	-
(Loss)/profit before tax attributable to shareholders' profits		(477)	658	(726)	813	(726)
Tax (expense)/credit	A5	(225)	(190)	202	(51)	202
Less: tax attributable to policyholders' returns	A5	21	(3)	-	(178)	-
Tax attributable to shareholders' profits		(204)	(193)	202	(229)	202
(Loss)/profit after tax		(681)	465	(524)	584	(524)
(Loss)/profit from discontinued operations		-	(524)		(524)
(Loss)/profit for the period		(681)	(59)		60

Attributable to:
Equity shareholders of Aviva plc		(745)	125		225
Non-controlling interests		64	(184)		(165)
		(681)	(59)		60
Earnings per share	A6
Basic (pence per share)		(26.0)p	4.1p		5.8p
Diluted (pence per share)		(26.0)p	4.0p		5.7p
Continuing operations - Basic (pence per share)		(26.0)p	15.4p		17.0p
Continuing operations - Diluted (pence per share)		(26.0)p	15.1p		16.7p

1. Statements have been prepared in accordance with the Basis of Preparation

____________________________

IFRS condensed consolidated financial statements continued

Condensed consolidated statement of comprehensive income
For the six month period ended 30 June 2012

	Reviewed 6 months 2012 £m	Reviewed 6 months 2011 £m	Audited Full year 2011 £m
(Loss)/profit for the period from continuing operations	(681)	465	584
(Loss) for the period from discontinued operations	-	(524)	(524)
Total (loss)/profit for the period	(681)	(59)	60

Other comprehensive income from continuing operations:
Investments classified as available for sale
Fair value gains	261	56	414
Fair value gains transferred to profit on disposals	(50)	(38)	(148)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	8	8	21
Owner-occupied properties
Fair value (losses)/gains	(1)	1	2
Share of other comprehensive income of joint ventures and associates	5	(60)	(134)
Actuarial gains/(losses) on pension schemes	123	22	996
Other pension scheme movements	-	(30)	(22)
Foreign exchange rate movements	(226)	209	(254)
Aggregate tax effect - shareholder tax	(118)	(21)	(261)
Other comprehensive income, net of tax from continuing operations	2	147	614
Other comprehensive income, net of tax from discontinued operations	-	82	82
Total other comprehensive income, net of tax	2	229	696

Total comprehensive income for the period from continuing operations	(679)	612	1,198
Total comprehensive income for the period from discontinued operations	-	(442)	(442)
Total comprehensive income for the period	(679)	170	756

Attributable to:
Equity shareholders of Aviva plc	(703)	234	923
Non-controlling interests	24	(64)	(167)
	(679)	170	756

______________________________________

IFRS condensed consolidated financial statements

Condensed consolidated statement of changes in equity
For the six month period ended 30 June 2012

	Reviewed 6 months 2012 £m	Reviewed 6 months 2011 £m	Audited Full year 2011 £m
Balance at 1 January	15,363	17,725	17,725
(Loss)/profit for the period	(681)	(59)	60
Other comprehensive income	2	229	696
Total comprehensive income for the period	(679)	170	756
Dividends and appropriations	(474)	(460)	(813)
Shares issued in lieu of dividends	38	184	307
Capital contributions from non-controlling interests	6	25	68
Effect of deconsolidation of Delta Lloyd	-	(2,370)	(2,370)
Non-controlling interests share of dividends declared in the period	(66)	(76)	(126)
Transfer to profit on disposal of subsidiaries	-	-	(3)
Non controlling interests in (disposal)/acquired subsidiaries	5	-	-
Changes in non-controlling interest in existing subsidiaries	-	(11)	(11)
Shares acquired by employee trusts	(3)	-	(29)
Reserves credit for equity compensation plans	23	18	48
Reclassification to financial liabilities	-	-	(205)
Aggregate tax effect - shareholder tax	-	-	16
Issue of fixed rate tier 1 notes	392	-	-
Balance at 30 June/31 December	14,605	15,205	15,363

_____________________________

IFRS condensed consolidated financial statements

Condensed consolidated statement of financial position
As at 30 June 2012

	Note	Reviewed 30 June 2012 £m	Reviewed 30 June 2011 £m	Audited 31 December 2011 £m
Assets
Goodwill		1,794	2,823	2,640
Acquired value of in-force business and intangible assets		1,649	2,396	2,021
Interests in, and loans to, joint ventures		1,689	2,154	1,700
Interests in, and loans to, associates		979	1,427	1,118
Property and equipment		445	467	510
Investment property		11,001	11,236	11,638
Loans		26,918	24,828	28,116
Financial investments		213,270	228,006	216,058
Reinsurance assets	A10	7,239	6,570	7,112
Deferred tax assets		262	136	238
Current tax assets		74	112	140
Receivables		8,456	9,271	7,937
Deferred acquisition costs and other assets		6,444	5,956	6,444
Prepayments and accrued income		3,176	3,390	3,235
Cash and cash equivalents	A15	25,251	23,106	23,043
Assets of operations classified as held for sale		3,962	728	426
Total assets		312,609	322,606	312,376
Equity
Capital
Ordinary share capital		729	716	726
Preference share capital		200	200	200
		929	916	926
Capital reserves
Share premium		1,170	1,184	1,173
Merger reserve		3,271	3,271	3,271
		4,441	4,455	4,444
Shares held by employee trusts		(14)	(32)	(43)
Other reserves		1,514	1,729	1,562
Retained earnings		4,854	5,303	5,954
Equity attributable to shareholders of Aviva plc		11,724	12,371	12,843
Direct capital instruments and fixed rate tier 1 notes		1,382	990	990
Non-controlling interests		1,499	1,844	1,530
Total equity		14,605	15,205	15,363
Liabilities
Gross insurance liabilities	A8	148,003	149,515	150,101
Gross liabilities for investment contracts	A9	107,386	119,284	110,644
Unallocated divisible surplus	A12	3,162	3,273	650
Net asset value attributable to unitholders		11,138	8,735	10,352
Provisions	A14	1,097	1,103	992
Deferred tax liabilities		1,324	1,166	1,171
Current tax liabilities		200	249	232
Borrowings	A13	8,071	8,882	8,450
Payables and other financial liabilities		11,061	12,029	11,230
Other liabilities		2,927	2,822	2,828
Liabilities of operations classified as held for sale		3,635	343	363
Total liabilities		298,004	307,401	297,013
Total equity and liabilities		312,609	322,606	312,376

________________________

IFRS condensed consolidated financial statements

Condensed consolidated statement of cash flows
For the six month period ended 30 June 2012
      The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Reviewed 6 months 2012 £m	Reviewed 6 months 2011 £m	Audited Full Year 2011 £m
Cash flows from operating activities
Cash generated from continuing operations	3,693	(1,425)	107
Tax paid	(90)	(198)	(434)
Net cash from/(used in) operating activities - continuing operations	3,603	(1,623)	(327)
Net cash (used in)/fromoperating activities - discontinued operations	-	(15)	(15)
Total net cash from/(used in) operating activities	3,603	(1,638)	(342)
Cash flows from investing activities
Acquisitions of, and additions to subsidiaries, joint ventures and associates, net of cash acquired	(43)	(119)	(114)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	54	51	877
New loans to joint ventures and associates	(3)	(19)	(18)
Repayment of loans to joint ventures and associates	-	1	17
Net new loans to joint ventures and associates	(3)	(18)	(1)
Purchases of property and equipment	(30)	(39)	(97)
Proceeds on sale of property and equipment	11	34	48
Purchases of intangible assets	(53)	(29)	(123)
Net cash (used in)/from investing activities - continuing operations	(64)	(120)	590
Net cash (used in)/from investing activities - discontinued operations	-	(512)	(512)
Total net cash (used in)/from investing activities	(64)	(632)	78
Cash flows from financing activities
Proceeds from issue of ordinary shares and fixed rate tier 1 notes, net of transaction costs	392	-	-
Treasury shares purchased for employee trusts	(3)	-	(29)
New borrowings drawn down, net expenses	1,192	718	3,646
Repayment of borrowings	(1,373)	(254)	(3,602)
Net drawdown/(repayment) of borrowings	(181)	464	44
Interest paid on borrowings	(318)	(290)	(708)
Preference dividends paid	(9)	(9)	(17)
Ordinary dividends paid	(427)	(267)	(431)
Coupon payments on direct capital instruments	-	-	(58)
Capital contributions from non-controlling interests	6	25	68
Dividends paid to non-controlling interests of subsidiaries	(66)	(76)	(126)
Changes in controlling interest in subsidiary	(1)	-	-
Net cash (used in)/from financing activities - continuing operations	(607)	(153)	(1,257)
Net cash from/(used in) financing activities - discontinued operations	-	(516)	(516)
Total net cash (used in)/from financing activities	(607)	(669)	(1,773)
Total net increase/(decrease) in cash and cash equivalents	2,932	(2,939)	(2,037)
Cash and cash equivalents at 1 January	22,401	24,695	24,695
Effect of exchange rate changes on cash and cash equivalents	(338)	504	(257)
Cash and cash equivalents at 30 June/31 December	24,995	22,260	22,401

Further detail on cash and cash equivalents is provided in note A15.

____________________________

Notes to the condensed consolidated financial statements

A1 - Basis of preparation

(a)  The condensed consolidated financial statements for the six months to 30 June 2012 have been prepared in accordance with the disclosure and transparency rules of the Financial Services Authority and using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). These include IAS 34, Interim Financial Reporting, which specifically addresses the contents of interim condensed financial statements. The results apply the accounting policies set out in Aviva plc's 2011 Annual Report and Accounts and these interim accounts should be read in conjunction with the financial statements therein.

             In 2010, the IASB issued an amendment to IFRS 7, Financial Instruments - Disclosures, relating to the transfer of financial assets, which has been endorsed by the EU. It is applicable for the first time in the current accounting period and is reflected in the Group's financial reporting, with no material impact.

             The results for the six months to 30 June 2012 are unaudited but have been reviewed by the auditor, PricewaterhouseCoopers LLP. The comparative results for the six months to 30 June 2011 are also unaudited but were reviewed by the previous auditor, Ernst & Young LLP. The interim results do not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results for the full year 2011 have been taken from the Group's 2011 Annual Report and Accounts and do not in themselves constitute statutory accounts. Ernst & Young LLP reported on the 2011 financial statements and their report was unqualified and did not contain a Statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2011 Report and Accounts has been filed with the Registrar of Companies.

             After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

(b)  Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The consolidated financial statements are stated in sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).

(c) The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items. The Group focuses instead on an operating profit measure (also referred to as adjusted operating profit) that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes amortisation and impairment of goodwill and intangibles; the profit or loss on disposal of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

(d)  On 19 April 2012, the Company announced a restructuring of the organisation into two distinct areas - Developed Markets and Higher Growth Markets. As a result, the operating segments in our reported results were reviewed to ensure that they remained consistent with the new organisational reporting structure. This has resulted in changes to the operating segments as described in note A4.

A2 - Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2012	6 months 2011	Full year 2011
Eurozone
- Average rate (€1 equals)	£0.82	£0.87	£0.87
- Period end rate (€1 equals)	£0.81	£0.90	£0.84
United States
- Average rate ($US1 equals)	£0.63	£0.62	£0.63
- Period end rate ($US1 equals)	£0.64	£0.62	£0.65

Total foreign currency movements during the period relating to the translation by businesses of transactions not denominated in their local reporting currency resulted in a gain recognised in the income statement of £50 million (HY11: £61 million gain; FY11: £35 million loss).

_____________________________

Notes to the condensed consolidated financial statements continued

A3 - Subsidiaries, joint ventures and associates
This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the period, together with details of businesses held for sale at the period end.

(a) Acquisitions
Pelayo Vida
On 17 January 2012, the Group acquired 50% of Pelayo Mondiale Vida de Seguros y Reaseguros SA ("PMV"), which writes long-term insurance business in Spain, for £7 million. The Group also entered into an exclusive distribution agreement with Grupo Pelayo to expand its national life and pensions distribution capability through Pelayo's network of branches and agents. PMV was subsequently renamed Pelayo Vida de Seguros y Reaseguros SA ("PV"). As the Group has management control of PV, this company has been treated as a subsidiary since acquisition.
      The estimated book and fair values of PV's assets and liabilities at the acquisition date are shown below. The acquisition has given rise to goodwill of £1 million, calculated as follows:

Book value and fair value £m
Assets
Financial investments	79
Reinsurance assets	59
Other assets	6
Total assets	144
Liabilities
Insurance liabilities	(130)
Other liabilities	(2)
Total liabilities	(132)
Total net assets	12
Net assets acquired (50%)	6
Cash consideration	7
Goodwill arising on acquisition of this holding	1

(b) Disposal of subsidiaries, joint ventures and associates
The (loss)/profit on the disposal of subsidiaries, joint ventures and associates comprises:

	6 months 2012 £m	6 months 2011 £m	Full Year 2011 £m
Continuing operations
United Kingdom
RAC Limited	(21)	-	532
Non-core operations	-	(3)	-
Australia	-	-	23
Other small operations	(9)	(8)	10
(Loss)/profit on disposal from continuing operations	(30)	(11)	565
Loss on disposal from discontinued operations	-	(32)	(32)
Total (loss)/profit on disposal	(30)	(43)	533

The loss in respect of RAC Limited in the current period arises from residual costs related to the sale of that company in September 2011.

_________________________

Notes to the condensed consolidated financial statements continued

A3 - Subsidiaries, joint ventures and associates continued
(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 30 June 2012 relate to subsidiaries in Ireland, the Czech Republic, Hungary and Romania, and a joint venture in Taiwan, and are as follows:

	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m
Assets
Goodwill	-	284	-
Intangible assets	108	229	1
Interests in, and loans to, joint ventures and associates	14	14	12
Property and equipment	-	31	1
Investment property	26	-	-
Financial Investments	3,039	3	347
Receivables and other financial assets	765	158	62
Prepayments and accrued income	10	9	3
Total assets	3,962	728	426
Liabilities
Insurance liabilities	(1,633)	(149)	(344)
Liability for investment contracts	(1,798)	-	-
Other liabilities	(204)	(194)	(19)
Total liabilities	(3,635)	(343)	(363)
Net assets	327	385	63

(i) Irish long-term business
Our Irish long-term business is carried out through a subsidiary, Aviva Life Holdings Ireland Limited ("ALHI"), which is 75% owned by Aviva and 25% owned by Allied Irish Bank ("AIB"). ALHI holds four subsidiaries, one of which is Ark Life Assurance Company Limited ("Ark Life") which carries out bancassurance business via a distribution agreement with AIB. The original distribution agreement was renewable in 2011 but, on 15 December 2011, AIB notified us that they did not wish to renew it and the existing shareholders' agreement governing ALHI was terminated. The termination of this agreement triggered the ability for both parties to exercise put and call options that will result in the unwind of the original structure such that the Ark Life business returns 100% to AIB and the Group will purchase the 25% minority stake in ALHI. The formal exercise of these options was approved on 17 January 2012 and, as a result, the Ark Life business became held for sale on that date. Any change in that company's ownership is subject to regulatory approval in Ireland, and completion is not expected until later in 2012.
      The shareholders' agreement with AIB specifies that calculation of the Ark Life exit value should be based on the embedded value of the business at 31 December 2011. This is estimated as £262 million, which is lower than its carrying value following impairments charged in 2011. As a result, a further charge to profit of £91 million has been recognised in the six months ended 30 June 2012, after exchange movements on the opening balance of £7 million.
      The exercise of the put options in January 2012 over AIB's minority share in ALHI led to our reclassifying £205 million from non-controlling interests within equity to financial liabilities as at 31 December 2011. Our current estimate of the liability as at 30 June 2012 is £110 million, resulting in a credit to the income statement of £89 million after exchange movements on the opening balance of £6 million.
      The net impact of these two movements is a charge to profit of £2 million, before exchange movements. Finalisation of the exit value for Ark Life and the purchase value for the minority share in ALHI is subject to the conclusion of discussions with AIB.

(ii) Czech Republic, Hungary and Romania
During 2011, the Group decided to sell, and was actively marketing, its operations in the Czech Republic, Hungary and Romania.
On 30 January 2012, we announced the sale of these businesses to MetLife, Inc. The sale of our businesses in the Czech Republic and Hungary, and of our Romania life operation, completed on 31 July 2012. The sale of our Romania pensions business is still subject to regulatory approval and is expected to complete later in 2012. The assets and liabilities of all these businesses have therefore been classified as held for sale at their expected disposal proceeds in the consolidated statement of financial position at 30 June 2012.

(iii) Revised strategic plan
On 5 July 2012, we announced a revised strategic plan which included a review of all the Group's businesses into those that are performing, improving or non-core. Although the review may lead to future disposals of some of the non-core businesses, no firm decisions have been made in this respect and the criteria required by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, to classify any such businesses as held for sale as at 30 June 2012, apart from those in the table above, had not been met.

______________________

Notes to the condensed consolidated financial statements continued

A3 - Subsidiaries, joint ventures and associates continued
(d) Subsequent event - Delta Lloyd
On 5 July 2012, the Group sold 37.2 million shares in Delta Lloyd N.V. ("Delta Lloyd") (the Group's Dutch long-term insurance, general insurance and fund management associate) for £313 million (net of costs), reducing our holding to 19.8% of Delta Lloyd's ordinary share capital, representing 18.6% of shareholder voting rights. As the Group no longer has significant influence over Delta Lloyd, we have ceased to account for that company as an associate from 5 July 2012. From that date, our holding is now classified as a financial investment, held at fair value through profit and loss.
      The recoverable amount of Delta Lloyd at 30 June 2012 has been determined on the basis of fair value less costs to sell. The fair value at that date has been calculated based on the price achieved in the transaction described above for the shares sold on 5 July and, for the continuing shareholding, on the market price of Delta Lloyd's ordinary shares quoted on NYSE Euronext Amsterdam as at 30 June 2012.
      No impairment has been recognised because the carrying value of the associate is less than its recoverable amount. During the period, the Group's share of Delta Lloyd's net asset value declined to a value below its quoted market value and therefore the impairment recognised in 2011 to reduce the carrying value of the associate to the quoted market value was redundant and no longer required. The amount previously recognised as an impairment of £205 million has therefore been reversed during the current period, after exchange movements on the opening balance of £12 million.

(e) Impairment of goodwill and other intangibles - United States
Following the business review, the Directors have concluded that the goodwill and other intangible assets associated with the US long-term cash generating unit and associated investment management business are no longer recoverable. As a result, impairments of £787 million in relation to goodwill and £89 million in relation to other intangibles have been recognised during the period, reducing the carrying value of goodwill and other intangibles to £nil.

____________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information
The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the condensed consolidated income statement and condensed consolidated statement of financial position.

(a) Operating segments
Following the announcement in Q2 2012 relating to the restructuring of the Group, the Group's operating segments were changed to align them with the new organisational reporting structure. The new segments are set out below. Results for prior periods have been restated to facilitate comparison with this new structure. The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Executive Chairman for the operating segment for which they are responsible.
The activities of each operating segment are described below:

United Kingdom and Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. In October 2011 it was announced that management control of the Irish life and general insurance businesses was being transferred from Aviva Europe to the UK, with the UK Life and General Insurance businesses taking control of the respective components.
      The principal activities of our UK and Ireland Life operations are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. For the period to its disposal on 30 September 2011, UK and Ireland General Insurance also includes the RAC motor recovery business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

United States
The principal activity of the United States operations is long-term business, providing fixed life insurance and fixed annuities with a focus on index products, through more than 50 key distribution partners.

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products through a range of distribution partners.

Italy, Spain and Other
These countries are not individually significant at a group level, so have been aggregated into a single reporting segment in line with IFRS8. This segment includes our operations in other developed markets including Italy and Spain. It also includes our Czech, Hungarian and Romanian businesses which are held for sale as well as our Reinsurance and Run Off businesses. The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products. The general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products.

Higher Growth markets
Activities reported in the higher growth markets operating segment include our businesses in Asia, Poland, Turkey and Russia. Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea, Vietnam and Indonesia, as well as our General Insurance operations in Singapore and Indonesia. Our activities in Poland and Turkey comprise both long-term business and General Insurance operations, while in Russia they comprise long-term business operations.

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs.

__________________________

Notes to the condensed consolidated financial statements continued

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities'. Similarly, central core structural borrowings and certain tax balances are included in 'Other Group activities' in the segmental statement of financial position. Also included here are consolidation and elimination adjustments and the Group's continuing interest in Delta Lloyd as an associate.

Discontinued operations
On 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations for the comparative periods. After this date, the Group ceased to consolidate Delta Lloyd.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
(i) profit or loss from operations before tax attributable to shareholders

(ii)  profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(i) Segmental income statement for the six month period ended 30 June 2012

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and other** £m	Higher Growth markets £m	Aviva Investors† £m	Other Group activities# £m	Total £m
Gross written premiums	3,246	2,408	2,562	1,955	1,121	1,804	669	-	-	13,765
Premiums ceded to reinsurers	(512)	(140)	(26)	(64)	(36)	(55)	(70)	-	-	(903)
Internal reinsurance revenue	(3)	(7)	(2)	-	(4)	20	(4)	-	-	-
Net written premiums	2,731	2,261	2,534	1,891	1,081	1,769	595	-	-	12,862
Net change in provision for unearned premiums	(18)	(42)	(85)	-	(26)	(30)	(11)	-	-	(212)
Net earned premiums	2,713	2,219	2,449	1,891	1,055	1,739	584	-	-	12,650
Fee and commission income	236	75	63	3	19	61	34	141	-	632
	2,949	2,294	2,512	1,894	1,074	1,800	618	141	-	13,282
Net investment income	2,923	256	2,996	1,093	78	1,149	242	(2)	(48)	8,687
Inter-segment revenue	-	-	-	-	-	-	-	89	-	89
Share of profit of joint ventures and associates	11	-	4	-	-	-	6	2	(99)	(76)
Loss on the disposal of subsidiaries and associates	-	(21)	-	-	-	(4)	-	-	(5)	(30)
Segmental income	5,883	2,529	5,512	2,987	1,152	2,945	866	230	(152)	21,952
Claims and benefits paid, net of recoveries from reinsurers	(4,781)	(1,448)	(2,785)	(1,356)	(608)	(2,266)	(402)	-	-	(13,646)
Change in insurance liabilities, net of reinsurance	1,151	49	(375)	(1,044)	(2)	564	(157)	-	-	186
Change in investment contract provisions	(681)	-	(168)	(46)	-	(302)	10	(23)	-	(1,210)
Change in unallocated divisible surplus	(355)	-	(1,537)	-	-	(577)	(37)	-	-	(2,506)
Amortisation of acquired value of in-force business	(7)	-	(9)	(72)	-	(5)	(2)	-	-	(95)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(41)	(29)	(1)	(901)	(9)	(34)	(4)	(10)	(2)	(1,031)
Other operating expenses	(813)	(935)	(382)	(215)	(361)	(228)	(177)	(189)	(316)	(3,616)
Impairment losses on AVIF and tangible assets*	(22)	(10)	-	(10)	-	1	-	-	-	(41)
Inter-segment expenses	(46)	(2)	-	(37)	(2)	-	(2)	-	-	(89)
Finance costs	(107)	(29)	(2)	(10)	(5)	(1)	-	(3)	(203)	(360)
Segmental expenses	(5,702)	(2,404)	(5,259)	(3,691)	(987)	(2,848)	(771)	(225)	(521)	(22,408)
Profit/(loss) before tax	181	125	253	(704)	165	97	95	5	(673)	(456)
Tax attributable to policyholders' returns	(20)	-	-	-	-	-	(1)	-	-	(21)
Profit/(loss) before tax attributable to shareholders	161	125	253	(704)	165	97	94	5	(673)	(477)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	4	13	6	-	2	-	1	(26)	-
Investment return variances and economic assumption changes on long-term business	301	-	(44)	(92)	-	56	(9)	-	-	212
Short-term fluctuation in return on investments backing non-long-term business	-	(36)	(33)	-	(3)	(14)	-	-	55	(31)
Economic assumption changes on general insurance and health business	-	18	-	-	(1)	1	-	-	-	18
Impairment of goodwill, associates and joint ventures	-	-	-	787	-	21	-	-	(205)	603
Amortisation and impairment of intangibles	9	21	-	112	6	6	2	8	-	164
(Profit)/loss on the disposal of subsidiaries and associates	-	21	-	-	-	4	-	-	5	30
Integration and restructuring costs	12	54	6	2	6	2	4	21	79	186
Exceptional items	-	-	-	-	-	-	-	-	-	-
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	-	523	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	-	(107)	(107)
Operating profit/(loss) before tax attributable to shareholders	483	207	195	111	173	175	91	35	(349)	1,121

*	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £8 million and £nil respectively.
**	Other developed markets include Czech Republic, Romania, Hungary, Group Reinsurance and agencies in runoff.
†	Aviva Investors operating profit includes £1 million profit relating to the Aviva Investors Pooled Pension business.
#	Other group activities include Delta Lloyd as an associate.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(ii) Segmental income statement for the six month period ended 30 June 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and other** £m	Higher Growth markets £m	Aviva Investors† £m	Other Group activities# £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	4,111	2,502	3,075	1,607	1,068	2,345	690	-	-	15,398	2,118	17,516
Premiums ceded to reinsurers	(619)	(78)	(25)	(62)	(39)	(67)	(52)	-	-	(942)	(73)	(1,015)
Internal reinsurance revenue	-	(2)	(4)	-	(4)	13	(1)	-	-	2	(2)	-
Net written premiums	3,492	2,422	3,046	1,545	1,025	2,291	637	-	-	14,458	2,043	16,501
Net change in provision for unearned premiums	(42)	(107)	(82)	-	(18)	(30)	(11)	-	-	(290)	(56)	(346)
Net earned premiums	3,450	2,315	2,964	1,545	1,007	2,261	626	-	-	14,168	1,987	16,155
Fee and commission income	232	92	75	-	16	84	45	175	-	719	97	816
	3,682	2,407	3,039	1,545	1,023	2,345	671	175	-	14,887	2,084	16,971
Net investment income	2,759	195	935	1,062	103	314	202	28	189	5,787	436	6,223
Inter-segment revenue	-	-	-	-	-	-	-	89	-	89	-	89
Share of profit of joint ventures and associates	112	-	3	-	-	-	15	2	20	152	28	180
Loss on the disposal of subsidiaries and associates	-	(3)	(8)	-	-	-	-	-	-	(11)	(32)	(43)
Segmental income	6,553	2,599	3,969	2,607	1,126	2,659	888	294	209	20,904	2,516	23,420
Claims and benefits paid, net of recoveries from reinsurers	(4,655)	(1,638)	(2,432)	(1,269)	(623)	(2,034)	(412)	-	-	(13,063)	(1,475)	(14,538)
Change in insurance liabilities, net of reinsurance	170	170	(380)	(929)	(30)	13	(153)	-	-	(1,139)	(909)	(2,048)
Change in investment contract provisions	(741)	-	(904)	(43)	-	(221)	11	(59)	-	(1,957)	(94)	(2,051)
Change in unallocated divisible surplus	(102)	-	388	-	-	(150)	(35)	-	-	101	(19)	82
Amortisation of acquired value of in-force business	(6)	-	(10)	(74)	-	(4)	(4)	-	-	(98)	(1)	(99)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(40)	(15)	(1)	(27)	(8)	(8)	(6)	(7)	-	(112)	(9)	(121)
Other operating expenses	(629)	(895)	(429)	(122)	(328)	(304)	(174)	(199)	(433)	(3,513)	(471)	(3,984)
Impairment losses on AVIF and tangible assets*	-	(30)	1	(9)	-	-	(2)	-	-	(40)	(2)	(42)
Inter-segment expenses	(49)	(1)	-	(34)	(2)	-	(3)	-	-	(89)	-	(89)
Finance costs	(92)	(26)	(3)	(8)	(6)	(1)	-	(2)	(201)	(339)	(262)	(601)
Segmental expenses	(6,144)	(2,435)	(3,770)	(2,515)	(997)	(2,709)	(778)	(267)	(634)	(20,249)	(3,242)	(23,491)
Profit/(loss) before tax	409	164	199	92	129	(50)	110	27	(425)	655	(726)	(71)
Tax attributable to policyholders' returns	5	-	-	-	-	-	(2)	-	-	3	-	3
Profit/(loss) before tax attributable to shareholders	414	164	199	92	129	(50)	108	27	(425)	658	(726)	(68)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	(1)	8	2	-	-	-	-	(9)	-	-	-
Investment return variances and economic assumption changes on long-term business	23	-	(20)	(16)	-	203	(3)	-	-	187	820	1,007
Short-term fluctuation in return on investments backing non-long-term business	-	54	4	-	(22)	28	1	-	15	80	60	140
Economic assumption changes on general insurance and health business	-	8	-	-	-	-	-	-	-	8	-	8
Impairment of goodwill	20	-	-	-	-	-	-	-	-	20	-	20
Amortisation and impairment of intangibles	12	3	-	26	5	5	2	3	-	56	5	61
(Profit)/loss on the disposal of subsidiaries and associates	-	3	8	-	-	-	-	-	-	11	32	43
Integration and restructuring costs	35	13	16	3	6	5	2	11	20	111	-	111
Exceptional items	-	-	-	-	-	-	-	-	-	-	-	-
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	-	8	8	-	8
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	-	7	7	-	7
Operating profit/(loss) before tax attributable to shareholders	504	244	215	107	118	191	110	41	(384)	1,146	191	1,337

*	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £8 million and £nil respectively.
**   Other developed markets include Czech Republic, Romania, Hungary, Group Reinsurance and agencies in runoff.
†      Aviva Investors operating profit includes £2 million profit relating to the Aviva Investors Pooled Pension business.
#      Other group activities include Delta Lloyd as an associate.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(iii) Segmental income statement for the year ended 31 December 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and other** £m	Higher Growth markets £m	Aviva Investors† £m	Other Group activities# £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	7,925	4,941	5,305	3,745	2,164	4,586	1,334	-	-	30,000	2,118	32,118
Premiums ceded to reinsurers	(999)	(192)	(66)	(125)	(70)	(108)	(115)	-	-	(1,675)	(73)	(1,748)
Internal reinsurance revenue	-	(11)	(6)	-	(11)	34	(4)	-	-	2	(2)	-
Net written premiums	6,926	4,738	5,233	3,620	2,083	4,512	1,215	-	-	28,327	2,043	30,370
Net change in provision for unearned premiums	(57)	(60)	(22)	-	(46)	(25)	(26)	-	-	(236)	(56)	(292)
Net earned premiums	6,869	4,678	5,211	3,620	2,037	4,487	1,189	-	-	28,091	1,987	30,078
Fee and commission income	503	199	147	10	38	174	80	328	-	1,479	97	1,576
	7,372	4,877	5,358	3,630	2,075	4,661	1,269	328	-	29,570	2,084	31,654
Net investment income	5,497	449	(896)	1,650	236	(747)	(158)	79	(119)	5,991	436	6,427
Inter-segment revenue	-	-	-	-	-	-	-	219	-	219	-	219
Share of profit/(loss) of joint ventures and associates	(41)	-	9	-	-	(12)	1	4	(84)	(123)	28	(95)
Profit/(loss) on the disposal of subsidiaries and associates	-	528	37	-	-	-	-	23	(23)	565	(32)	533
Segmental income	12,828	5,854	4,508	5,280	2,311	3,902	1,112	653	(226)	36,222	2,516	38,738
Claims and benefits paid, net of recoveries from reinsurers	(9,647)	(3,159)	(5,366)	(2,554)	(1,308)	(4,118)	(782)	-	-	(26,934)	(1,475)	(28,409)
Change in insurance liabilities, net of reinsurance	(2,383)	99	62	(1,614)	(1)	(115)	222	-	-	(3,730)	(909)	(4,639)
Change in investment contract provisions	949	-	583	(86)	-	(131)	46	(137)	-	1,224	(94)	1,130
Change in unallocated divisible surplus	358	-	1,334	-	-	1,053	(24)	-	-	2,721	(19)	2,702
Amortisation of acquired value of in- force business	(35)	-	(19)	(199)	-	(11)	(5)	-	-	(269)	(1)	(270)
Impairment of goodwill and other intangibles, depreciation and other amortisation expense	(260)	(36)	(7)	(55)	(18)	(28)	(8)	(17)	(2)	(431)	(9)	(440)
Other operating expenses	(1,423)	(1,846)	(806)	(421)	(673)	(567)	(369)	(424)	(495)	(7,024)	(471)	(7,495)
Impairment losses on AVIF and tangible assets*	-	(60)	(4)	(31)	-	(31)	-	(1)	-	(127)	(2)	(129)
Inter-segment expenses	(133)	(6)	-	(71)	(3)	-	(6)	-	-	(219)	-	(219)
Finance costs	(277)	(52)	(18)	(22)	(11)	(2)	-	(3)	(413)	(798)	(262)	(1,060)
Segmental expenses	(12,851)	(5,060)	(4,241)	(5,053)	(2,014)	(3,950)	(926)	(582)	(910)	(35,587)	(3,242)	(38,829)
Profit/(loss) before tax	(23)	794	267	227	297	(48)	186	71	(1,136)	635	(726)	(91)
Tax attributable to policyholders' returns	186	-	-	-	-	-	(8)	-	-	178	-	178
Profit/(loss) before tax attributable to shareholders	163	794	267	227	297	(48)	178	71	(1,136)	813	(726)	87
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	2	20	8	-	2	-	2	(34)	-	-	-
Investment return variances and economic assumption changes on long-term business	543	-	47	(101)	-	285	22	-	-	796	820	1,616
Short-term fluctuation in return on investments backing non-long-term business	-	54	140	-	(64)	62	-	-	74	266	60	326
Economic assumption changes on general insurance and health business	-	86	-	-	4	-	-	-	-	90	-	90
Impairment of goodwill, associates and joint ventures	149	-	-	-	-	11	15	-	217	392	-	392
Amortisation and impairment of intangibles	66	9	4	54	11	12	5	10	-	171	5	176
(Profit)/loss on the disposal of subsidiaries and associates	-	(528)	(37)	-	-	-	-	(23)	23	(565)	32	(533)
Integration and restructuring costs	46	37	30	6	6	10	9	31	93	268	-	268
Exceptional items	22	35	-	-	-	-	-	-	-	57	-	57
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	-	(10)	(10)	-	(10)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	-	34	34	-	34
Operating profit/(loss) before tax attributable to shareholders	989	489	471	194	254	334	229	91	(739)	2,312	191	2,503

*	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £21 million and £nil respectively.
**	Other developed markets include Czech Republic, Romania, Hungary, Group Reinsurance and agencies in runoff.
†       Aviva Investors operating profit includes £3 million profit relating to the Aviva Investors Pooled Pension business.
#       Other group activities include Delta Lloyd as an associate.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(iv) Segmental statement of financial position as at 30 June 2012

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and other £m	Higher Growth markets £m	Aviva Investors £m	Other Group activities# £m	Total £m
Goodwill	23	1,013	-	-	50	609	71	28	-	1,794
Acquired value of in-force business and intangible assets	177	52	141	526	44	644	21	44	-	1,649
Interests in, and loans to, joint ventures and associates	1,257	-	148	1	-	-	646	7	609	2,668
Property and equipment	174	40	48	116	18	18	13	12	6	445
Investment property	7,798	17	1,270	6	-	2	-	1,153	755	11,001
Loans	22,281	341	844	3,192	81	15	39	-	125	26,918
Financial investments	86,868	3,059	55,455	31,731	3,789	23,269	5,587	739	2,773	213,270
Deferred acquisition costs	1,472	551	207	1,839	277	125	35	-	-	4,506
Other assets	21,966	4,143	13,213	1,873	1,118	3,050	732	602	3,661	50,358
Total assets	142,016	9,216	71,326	39,284	5,377	27,732	7,144	2,585	7,929	312,609
Insurance liabilities
Long-term business and outstanding claims provisions	70,509	5,641	13,636	31,573	2,502	14,278	4,923	-	-	143,062
Unearned premiums	377	2,245	426	-	1,140	320	168	-	-	4,676
Other insurance liabilities	-	94	72	-	97	2	-	-	-	265
Liability for investment contracts	47,085	-	46,026	2,699	-	9,524	51	2,001	-	107,386
Unallocated divisible surplus	2,063	-	1,759	-	-	(823)	163	-	-	3,162
Net asset value attributable to unitholders	1,389	-	4,640	-	-	19	-	-	5,090	11,138
External borrowings	2,771	2	-	166	-	89	-	-	5,043	8,071
Other liabilities, including inter-segment liabilities	11,496	(2,835)	2,648	2,385	412	1,577	349	289	3,923	20,244
Total liabilities	135,690	5,147	69,207	36,823	4,151	24,986	5,654	2,290	14,056	298,004
Total equity										14,605
Total equity and liabilities	135,690	5,147	69,207	36,823	4,151	24,986	5,654	2,290	14,056	312,609
Capital expenditure (excluding business combinations)	36	13	1	8	5	5	4	9	-	81

#	Other group activities include Delta Lloyd as an associate.

External borrowings by holding companies within the Group which are not allocated to operating companies are included in
'Other Group activities'.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(v) Segmental statement of financial position as at 30 June 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and other £m	Higher Growth markets £m	Aviva Investors £m	Other Group activities# £m	Total £m
Goodwill	159	1,024	-	774	51	715	72	28	-	2,823
Acquired value of in-force business and intangible assets	447	20	155	916	48	741	30	39	-	2,396
Interests in, and loans to, joint ventures and associates	1,737	-	163	1	-	12	591	16	1,061	3,581
Property and equipment	174	54	51	106	28	22	11	18	3	467
Investment property	8,427	27	1,204	6	-	1	-	1,078	493	11,236
Loans	20,510	566	972	2,626	97	17	40	-	-	24,828
Financial investments	91,053	3,588	63,335	28,039	3,753	28,050	6,081	1,001	3,106	228,006
Deferred acquisition costs	1,666	606	244	2,320	278	172	37	-	-	5,323
Other assets	18,011	3,761	12,445	1,894	1,200	2,299	766	516	3,054	43,946
Total assets	142,184	9,646	78,569	36,682	5,455	32,029	7,628	2,696	7,717	322,606
Insurance liabilities
Long-term business and outstanding claims provisions	69,879	5,662	15,236	28,870	2,634	16,597	5,503	-	-	144,381
Unearned premiums	354	2,443	443	-	1,118	338	151	-	-	4,847
Other insurance liabilities	-	84	99	-	102	2	-	-	-	287
Liability for investment contracts	50,430	-	52,735	2,806	-	11,027	100	2,186	-	119,284
Unallocated divisible surplus	2,177	-	1,253	-	-	(303)	146	-	-	3,273
Net asset value attributable to unitholders	1,040	-	3,587	-	-	25	-	-	4,083	8,735
External borrowings	2,799	-	-	151	-	99	-	-	5,833	8,882
Other liabilities, including inter segment liabilities	9,064	(1,656)	3,034	2,071	423	1,067	345	309	3,055	17,712
Total liabilities	135,743	6,533	76,387	33,898	4,277	28,852	6,245	2,495	12,971	307,401
Total equity										15,205
Total equity and liabilities	135,743	6,533	76,387	33,898	4,277	28,852	6,245	2,495	12,971	322,606
Capital expenditure (excluding business combinations)	22	20	-	12	2	2	4	8	-	70

#	Other group activities include Delta Lloyd as an associate.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(vi) Segmental statement of financial position as at 31 December 2011

	Developed Markets
	United Kingdom & Ireland
	Life £m	GI £m	France £m	United States £m	Canada £m	Italy, Spain and other £m	Higher Growth markets £m	Aviva Investors £m	Other Group activities# £m	Total £m
Goodwill	24	1,016	-	800	50	650	71	29	-	2,640
Acquired value of in-force business and intangible assets	326	67	155	681	47	678	23	44	-	2,021
Interests in, and loans to, joint ventures and associates	1,274	-	152	1	-	-	600	15	776	2,818
Property and equipment	229	44	50	113	19	18	13	16	8	510
Investment property	8,431	20	1,246	6	-	2	-	1,133	800	11,638
Loans	23,440	524	949	3,067	80	16	40	-	-	28,116
Financial investments	90,262	3,171	55,074	30,613	3,683	23,895	5,398	884	3,078	216,058
Deferred acquisition costs	1,594	566	207	1,950	274	129	35	-	-	4,755
Other assets	17,144	3,548	11,856	1,752	1,183	2,780	519	579	4,459	43,820
Total assets	142,724	8,956	69,689	38,983	5,336	28,168	6,699	2,700	9,121	312,376
Insurance liabilities
Long-term business and outstanding claims provisions	72,704	5,857	13,679	30,697	2,538	15,130	4,732	-	-	145,337
Unearned premiums	350	2,209	353	-	1,122	296	153	-	-	4,483
Other insurance liabilities	-	95	85	-	100	1	-	-	-	281
Liability for investment contracts	48,456	-	47,346	2,833	-	9,821	51	2,137	-	110,644
Unallocated divisible surplus	1,712	-	249	-	-	(1,435)	124	-	-	650
Net asset value attributable to unitholders	1,279	-	3,362	-	-	18	-	-	5,693	10,352
Borrowings	2,945	2	-	159	-	89	-	-	5,255	8,450
Other liabilities, including inter- segment liabilities	8,983	(3,434)	2,538	2,188	456	1,422	232	309	4,122	16,816
Total liabilities	136,429	4,729	67,612	35,877	4,216	25,342	5,292	2,446	15,070	297,013
Total equity										15,363
Total equity and liabilities	136,429	4,729	67,612	35,877	4,216	25,342	5,292	2,446	15,070	312,376
Capital expenditure (excluding business combinations)	55	79	5	21	8	17	9	20	-	214

#	Other group activities include Delta Lloyd as an associate.

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes the RAC non-insurance operations (up to the disposal date of 30 September 2011), service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Delta Lloyd
In the products and services analysis, the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, the Group's share of the results of its retained interest in Delta Lloyd as an associate are shown only within other activities within continuing operations.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(i) Segmental income statement - products and services for the six month period ended 30 June 2012

	Long-term business £m	General insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	8,810	4,955	-	-	13,765
Premiums ceded to reinsurers	(563)	(340)	-	-	(903)
Net written premiums	8,247	4,615	-	-	12,862
Net change in provision for unearned premiums	-	(212)	-	-	(212)
Net earned premiums	8,247	4,403	-	-	12,650
Fee and commission income	305	30	174	123	632
	8,552	4,433	174	123	13,282
Net investment income	8,314	422	2	(51)	8,687
Inter-segment revenue	-	-	84	-	84
Share of profit of joint ventures and associates	22	1	-	(99)	(76)
Loss on the disposal of subsidiaries and associates	-	(21)	-	(9)	(30)
Segmental income	16,888	4,835	260	(36)	21,947
Claims and benefits paid, net of recoveries from reinsurers	(10,799)	(2,847)	-	-	(13,646)
Change in insurance liabilities, net of reinsurance	175	11	-	-	186
Change in investment contract provisions	(1,210)	-	-	-	(1,210)
Change in unallocated divisible surplus	(2,506)	-	-	-	(2,506)
Amortisation of acquired value of in-force business	(95)	-	-	-	(95)
Depreciation and other amortisation expense	(975)	(12)	(10)	(34)	(1,031)
Other operating expenses	(1,413)	(1,557)	(213)	(433)	(3,616)
Impairment losses	(31)	(10)	-	-	(41)
Inter-segment expenses	(81)	(3)	-	-	(84)
Finance costs	(90)	(14)	(29)	(227)	(360)
Segmental expenses	(17,025)	(4,432)	(252)	(694)	(22,403)
Profit/(loss) before tax from continuing operations	(137)	403	8	(730)	(456)
Tax attributable to policyholder returns	(21)	-	-	-	(21)
Profit/(loss) before tax attributable to shareholders	(158)	403	8	(730)	(477)
Adjusted for: Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	1,168	58	30	(74)	1,182
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	523	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	(107)	(107)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,010	461	38	(388)	1,121
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	-	-	-	-	-
Operating profit/(loss) before tax attributable to shareholders' profits	1,010	461	38	(388)	1,121

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £137 million, of which £83 million relates to property and liability insurance and £54 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £610 million relating to health business. The remaining business relates to property and liability insurance.
† Other includes Delta Lloyd as an associate, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(ii) Segmental income statement - products and services for the six month period ended 30 June 2011

	Long-term business £m	General insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	10,404	4,994	-	-	15,398
Premiums ceded to reinsurers	(654)	(286)	-	-	(940)
Net written premiums	9,750	4,708	-	-	14,458
Net change in provision for unearned premiums	-	(290)	-	-	(290)
Net earned premiums	9,750	4,418	-	-	14,168
Fee and commission income	322	8	207	182	719
	10,072	4,426	207	182	14,887
Net investment income	5,244	369	4	170	5,787
Inter-segment revenue	-	-	94	-	94
Share of profit of joint ventures and associates	132	-	-	20	152
Loss on the disposal of subsidiaries and associates	-	-	-	(11)	(11)
Segmental income	15,448	4,795	305	361	20,909
Claims and benefits paid, net of recoveries from reinsurers	(10,106)	(2,957)	-	-	(13,063)
Change in insurance liabilities, net of reinsurance	(1,195)	56	-	-	(1,139)
Change in investment contract provisions	(1,957)	-	-	-	(1,957)
Change in unallocated divisible surplus	101	-	-	-	101
Amortisation of acquired value of in-force business	(98)	-	-	-	(98)
Depreciation and other amortisation expense	(78)	(9)	(6)	(19)	(112)
Other operating expenses	(1,206)	(1,462)	(250)	(595)	(3,513)
Impairment losses	(6)	(31)	-	(3)	(40)
Inter-segment expenses	(89)	(4)	-	(1)	(94)
Finance costs	(36)	(19)	(22)	(262)	(339)
Segmental expenses	(14,670)	(4,426)	(278)	(880)	(20,254)
Profit/(loss) before tax from continuing operations	778	369	27	(519)	655
Tax attributable to policyholder returns	3	-	-	-	3
Profit/(loss) before tax attributable to shareholders	781	369	27	(519)	658
Adjusted for: Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	301	86	15	71	473
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	8	8
Share of Delta Lloyd's tax expense, as an associate	-	-	-	7	7
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,082	455	42	(433)	1,146
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	185	1	11	(6)	191
Operating profit/(loss) before tax attributable to shareholders' profits	1,267	456	53	(439)	1,337

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £110 million, of which £49 million relates to property and liability insurance and £61 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £589 million relating to health business. The remaining business relates to property and liability insurance.
† Other includes the RAC, up to the date of disposal, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(iii) Segmental income statement - products and services for the year ended 31 December 2011

	Long-term business £m	General insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	20,250	9,750	-	-	30,000
Premiums ceded to reinsurers	(1,085)	(588)	-	-	(1,673)
Net written premiums	19,165	9,162	-	-	28,327
Net change in provision for unearned premiums	-	(236)	-	-	(236)
Net earned premiums	19,165	8,926	-	-	28,091
Fee and commission income	715	54	377	333	1,479
	19,880	8,980	377	333	29,570
Net investment income/(expense)	5,469	725	4	(207)	5,991
Inter-segment revenue	-	-	227	-	227
Share of (loss) of joint ventures and associates	(10)	-	(2)	(111)	(123)
Profit/(loss) on the disposal of subsidiaries and associates	-	(28)	24	569	565
Segmental income	25,339	9,677	630	584	36,230
Claims and benefits paid, net of recoveries from reinsurers	(20,989)	(5,945)	-	-	(26,934)
Change in insurance liabilities, net of reinsurance	(3,727)	(3)	-	-	(3,730)
Change in investment contract provisions	1,224	-	-	-	1,224
Change in unallocated divisible surplus	2,721	-	-	-	2,721
Amortisation of acquired value of in-force business on insurance contracts	(269)	-	-	-	(269)
Depreciation and other amortisation expense	(332)	(19)	(16)	(64)	(431)
Other operating expenses	(2,714)	(2,994)	(483)	(833)	(7,024)
Impairment losses	(48)	(60)	-	(19)	(127)
Inter-segment expenses	(216)	(11)	-	-	(227)
Finance costs	(224)	(36)	(51)	(487)	(798)
Segmental expenses	(24,574)	(9,068)	(550)	(1,403)	(35,595)
Profit/(loss) before tax from continuing operations	765	609	80	(819)	635
Tax attributable to policyholder returns	178	-	-	-	178
Profit/(loss) before tax attributable to shareholders from continuing operations	943	609	80	(819)	813
Adjusted for: Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	1,180	326	19	(50)	1,475
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	(10)	(10)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	34	34
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	2,123	935	99	(845)	2,312
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	185	1	11	(6)	191
Operating profit/(loss) before tax attributable to shareholders' profits	2,308	936	110	(851)	2,503

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £243 million, of which £110 million relates to property and liability insurance and £133 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £1,107 million relating to health business. The remaining business relates to property and liability insurance.
† Other includes the RAC, up to the date of disposal, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

(iv) Segmental statement of financial position - products and services as at 30 June 2012

	Long-term business £m	General insurance and health £m	Fund management £m	Other* £m	Total £m
Goodwill	627	1,066	28	73	1,794
Acquired value of in-force business and intangible assets	1,390	137	45	77	1,649
Interests in, and loans to, joint ventures and associates	2,052	6	-	610	2,668
Property and equipment	343	35	12	55	445
Investment property	10,102	144	-	755	11,001
Loans	26,370	423	-	125	26,918
Financial investments	200,683	9,516	45	3,026	213,270
Deferred acquisition costs	3,502	991	13	-	4,506
Other assets	37,823	7,456	540	4,539	50,358
Total assets	282,892	19,774	683	9,260	312,609
Gross insurance liabilities	132,823	15,180	-	-	148,003
Gross liabilities for investment contracts	107,386	-	-	-	107,386
Unallocated divisible surplus	3,162	-	-	-	3,162
Net asset value attributable to unitholders	6,048	-	-	5,090	11,138
Borrowings	2,840	-	-	5,231	8,071
Other liabilities, including inter-segment liabilities	15,737	(2,827)	383	6,951	20,244
Total liabilities	267,996	12,353	383	17,272	298,004
Total equity					14,605
Total equity and liabilities					312,609

* Aviva's continuing associate interest in Delta Lloyd is included within other.

__________________________

Notes to the condensed consolidated financial statements continued

A4 - Segmental information continued
(v) Segmental statement of financial position - products and services as at 30 June 2011

	Long-term business £m	General insurance and health £m	Fund management £m	Other* £m	Total £m
Goodwill	1,615	308	28	872	2,823
Acquired value of in-force business and intangible assets	2,161	151	39	45	2,396
Interests in, and loans to, joint ventures and associates	2,513	6	1	1,061	3,581
Property and equipment	337	44	18	68	467
Investment property	10,614	129	-	493	11,236
Loans	24,165	663	-	-	24,828
Financial investments	214,421	9,978	81	3,526	228,006
Deferred acquisition costs	4,270	1,040	13	-	5,323
Other assets	32,630	7,122	461	3,733	43,946
Total assets	292,726	19,441	641	9,798	322,606
Gross insurance liabilities	133,901	15,614	-	-	149,515
Gross liabilities for investment contracts	119,284	-	-	-	119,284
Unallocated divisible surplus	3,273	-	-	-	3,273
Net asset value attributable to unit holders	4,653	-	-	4,082	8,735
Borrowings	2,879	-	-	6,003	8,882
Other liabilities, including inter-segment liabilities	13,181	(1,595)	414	5,712	17,712
Total liabilities	277,171	14,019	414	15,797	307,401
Total equity					15,205
Total equity and liabilities					322,606

* Aviva's continuing associate interest in Delta Lloyd is included within other.

(vi) Segmental statement of financial position - products and services as at 31 December 2011

	Long-term business £m	General insurance and health £m	Fund management £m	Other* £m	Total £m
Goodwill	1,466	1,067	29	78	2,640
Acquired value of in-force business and intangible assets	1,742	145	44	90	2,021
Interests in, and loans to, joint ventures and associates	2,035	5	-	778	2,818
Property and equipment	395	34	16	65	510
Investment property	10,686	152	-	800	11,638
Loans	27,511	605	-	-	28,116
Financial investments	203,247	9,391	43	3,377	216,058
Deferred acquisition costs	3,755	986	14	-	4,755
Other assets	31,449	6,717	495	5,159	43,820
Total assets	282,286	19,102	641	10,347	312,376
Gross insurance liabilities	134,860	15,241	-	-	150,101
Gross liabilities for investment contracts	110,644	-	-	-	110,644
Unallocated divisible surplus	650	-	-	-	650
Net asset value attributable to unitholders	4,659	-	-	5,693	10,352
Borrowings	3,016	-	-	5,434	8,450
Other liabilities, including inter-segment liabilities	12,793	(3,170)	374	6,819	16,816
Total liabilities	266,622	12,071	374	17,946	297,013
Total equity					15,363
Total equity and liabilities					312,376

* Aviva's continuing associate interest in Delta Lloyd is included within other.

__________________________

Notes to the condensed consolidated financial statements continued

A5 - Tax
This note analyses the tax charge for the period and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement
(i)   The total tax charge/(credit) comprises:

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Current tax
For this year	214	249	539
Prior year adjustments	(10)	(1)	(16)
Total current tax from continuing operations	204	248	523
Deferred tax
Origination and reversal of temporary differences	31	(67)	(514)
Changes in tax rates or tax laws	(18)	(29)	(28)
Write-down of deferred tax assets	8	38	70
Total deferred tax from continuing operations	21	(58)	(472)
Total tax charged to income statement from continuing operations	225	190	51
Total tax credited to income statement from discontinued operations	-	(202)	(202)
Total tax charged/(credited) to income statement	225	(12)	(151)

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Ireland and Singapore insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholders' returns included in the charge above is £21 million (HY2011: £3 million credit; FY 2011: £178 million credit).

(iii) The tax charge/(credit) can be analysed as follows:

	6 months 2012 £m	6 month 2011 £m	Full year 2011 £m
UK tax	10	74	(304)
Overseas tax	215	(86)	153
	225	(12)	(151)

(b) Tax charged/(credited) to other comprehensive income
(i)   The total tax charge comprises:

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(1)	(28)	(88)
In respect of foreign exchange movements	(10)	11	(8)
	(11)	(17)	(96)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	52	29	260
In respect of fair value gains on owner-occupied properties	-	-	(1)
In respect of unrealised gains on investments	77	9	98
	129	38	357
Tax charged to other comprehensive income arising from continuing operations	118	21	261
Tax credited to other comprehensive income arising from discontinued operations	-	(3)	(3)
Total tax charged to other comprehensive income	118	18	258

(c) Tax credited to equity
Tax credited directly to equity in the period amounted to £nil (HY 2011: £nil; FY 2011: £16 million). The FY 2011 amount of
£16 million was wholly in respect of coupon payments on direct capital instruments.

__________________________

Notes to the condensed consolidated financial statements continued

A5 - Tax continued
(d) Tax reconciliation
The tax on the Group's loss before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

			6 months 2012
	Shareholder £m	Policy- holder £m	Total £m
Total (loss)/profit before tax	(477)	21	(456)

Tax calculated at standard UK corporation tax rate of 24.5%	(117)	5	(112)
Reconciling items
Different basis of tax - policyholders	-	17	17
Adjustment to tax charge in respect of prior years	2	-	2
Non-assessable income	(63)	-	(63)
Non-taxable loss on sale of subsidiaries and associates	6	-	6
Disallowable expenses	327	-	327
Different local basis of tax on overseas profits	(33)	(1)	(34)
Change in future local statutory tax rates	(18)	-	(18)
Movement in deferred tax not recognised	31	-	31
Tax effect of loss from associates and joint ventures	71	-	71
Other	(2)	-	(2)
Total tax charged to income statement	204	21	225

			6 months 2011
	Shareholder £m	Policy- holder £m	Total £m
Total loss before tax	(68)	(3)	(71)

Tax calculated at standard UK corporation tax rate of 26.5%	(18)	(1)	(19)
Reconciling items	-	-	-
Different basis of tax - policyholders	-	(27)	(27)
Adjustment to tax charge in respect of prior years	(18)	-	(18)
Non-assessable income	(34)	-	(34)
Non-taxable loss on sale of subsidiaries and associates	14	-	14
Disallowable expenses	37	-	37
Different local basis of tax on overseas profits	32	2	34
Change in future local statutory tax rates	(27)	-	(27)
Movement in deferred tax not recognised	34	-	34
Tax effect of profit from associates and joint ventures	(11)	-	(11)
Other	(18)	23	5
Total tax credited to income statement	(9)	(3)	(12)

			Full Year 2011
	Shareholder £m	Policy- holder £m	Total £m
Total profit/(loss) before tax	87	(178)	(91)

Tax calculated at standard UK corporation tax rate of 26.5%	23	(47)	(24)
Reconciling items
Different basis of tax - policyholders	-	(129)	(129)
Adjustment to tax charge in respect of prior years	(25)	-	(25)
Non-assessable income	(60)	-	(60)
Non-taxable profit on sale of subsidiaries and associates	(135)	-	(135)
Disallowable expenses	215	-	215
Different local basis of tax on overseas profits	84	(2)	82
Change in future local statutory tax rates	(32)	-	(32)
Movement in deferred tax not recognised	(5)	-	(5)
Tax effect of profit from associates and joint ventures	(41)	-	(41)
Other	3	-	3
Total tax charged/(credited) to income statement	27	(178)	(151)

__________________________

Notes to the condensed consolidated financial statements continued

A5 - Tax continued
The tax charge/(credit) attributable to policyholders' returns is removed from the Group's total (loss)/profit before tax in arriving at the Group's (losses)/profits before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax profit/(loss) attributable to policyholders is an amount equal and opposite to the tax charge/(credit) attributable to policyholders included in the total tax charge/(credit). The difference between the policyholder tax charge/(credit) and the impact of this item in the tax reconciliation can be explained as follows:

	6 months 2012 £m	6 months 2011 £m	Full Year 2011 £m
Tax attributable to policyholder returns	21	(3)	(178)
UK corporation tax at a rate of 24.5% (2011: 26.5%) in respect of the policyholder tax deduction	(5)	1	47
Different local basis of tax on overseas profits	1	(2)	2
Other life insurance regime impacts	-	(23)	-
Different basis of tax - policyholders per tax reconciliation	17	(27)	(129)

The UK corporation tax rate reduced to 24% from 1 April 2012. This rate, as substantively enacted by 30 June 2012, has been used in the calculation of the UK's deferred tax assets and liabilities for the period. A subsequent reduction in the UK corporation tax rate to 23% was substantively enacted in July 2012 and will apply from 1 April 2013. As announced in the 2012 Budget, the rate is expected to reduce further to 22% from 1 April 2014. The aggregate impact of the reductions in rate from 24% to 22% would reduce the deferred tax assets and liabilities and increase IFRS net assets by approximately £65 million and will be recognised when the legislation is substantively enacted.
      Finance Act 2012 included initial legislation introducing considerable changes to the regime for taxing UK life insurance companies applicable from 1 January 2013. The impact of this legislation will be included in the results of the Group for the year ending 31 December 2012. It is not expected that these changes will have a material detrimental impact on the Group's deferred tax assets and liabilities.

A6 - Earnings per share
(a) Basic earnings per share
(i)   The profit attributable to ordinary shareholders is:

	6 months 2012			6 months 2011			Full year 2011
Continuing operations	Operating profit £m	Non- operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit /(loss) before tax attributable to shareholders' profits	1,121	(1,705)	(584)	1,146	(481)	665	2,312	(1,465)	847
Share of Delta Lloyd's tax expense as an associate	(28)	135	107	(9)	2	(7)	(39)	5	(34)
Profit/(loss) before tax	1,093	(1,570)	(477)	1,137	(479)	658	2,273	(1,460)	813
Tax attributable to shareholders' profits	(316)	112	(204)	(292)	99	(193)	(625)	396	(229)
Profit/(loss) for the period	777	(1,458)	(681)	845	(380)	465	1,648	(1,064)	584
Amount attributable to non-controlling interests	(90)	26	(64)	(107)	85	(22)	(150)	109	(41)
Cumulative preference dividends for the period	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	-	-	-	-	-	-	(43)	-	(43)
Profit/(loss) attributable to ordinary shareholders from continuing operations	678	(1,432)	(754)	729	(295)	434	1,438	(955)	483
Profit/(loss) attributable to ordinary shareholders from discontinued operations	-	-	-	93	(411)	(318)	93	(411)	(318)
Profit/(loss) attributable to ordinary shareholders	678	(1,432)	(754)	822	(706)	116	1,531	(1,366)	165

__________________________

Notes to the condensed consolidated financial statements continued

A6 - Earnings per share continued
(ii)  Basic earnings per share is calculated as follows:

	6 months 2012			6 months 2011			Full year 2011
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	1,121	678	23.4	1,146	729	25.8	2,312	1,438	50.5
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(212)	(150)	(5.2)	(187)	2	0.1	(796)	(476)	(16.7)
Short-term fluctuation in return on investments backing non-long-term business	31	16	0.5	(80)	(53)	(1.9)	(266)	(198)	(7.0)
Economic assumption changes on general insurance and health business	(18)	(14)	(0.5)	(8)	(6)	(0.2)	(90)	(67)	(2.4)
Impairment of goodwill, associates and joint ventures	(603)	(603)	(20.8)	(20)	(20)	(0.7)	(392)	(359)	(12.6)
Amortisation and net impairment of intangibles	(164)	(115)	(3.9)	(56)	(101)	(3.6)	(171)	(178)	(6.3)
(Loss)/profit on the disposal of subsidiaries and associates	(30)	(29)	(1.0)	(11)	(14)	(0.5)	565	552	19.5
Integration and restructuring costs and exceptional items	(186)	(149)	(5.1)	(111)	(97)	(3.4)	(325)	(244)	(8.5)
Share of Delta Lloyd's non-operating items (before tax) as an associate	(523)	(388)	(13.4)	(8)	(6)	(0.2)	10	15	0.5
Share of Delta Lloyd's tax expense, as an associate	107	-	-	(7)	-	-	(34)	-	-
(Loss)/profit attributable to ordinary shareholders from continuing operations	(477)	(754)	(26.0)	658	434	15.4	813	483	17.0
(Loss)/profit attributable to ordinary shareholders from discontinued operations	-	-	-	(726)	(318)	(11.3)	(726)	(318)	(11.2)
(Loss)/profit attributable to ordinary shareholders	(477)	(754)	(26.0)	(68)	116	4.1	87	165	5.8

(iii) The calculation of basic earnings per share uses a weighted average of 2,902 million (HY11: 2,825 million; FY11: 2,845 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 30 June 2012 was 2,918 million (HY11: 2,863 million; FY11: 2,906 million) and 2,878 million (HY11: 2,859 million; FY11: 2,892 million) excluding shares owned by the employee share trusts.

__________________________

Notes to the condensed consolidated financial statements continued

A6 - Earnings per share continued
(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:

	6 months 2012			6 months 2011			Full year 2011
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
(Loss)/profit attributable to ordinary shareholders	(754)	2,902	(26.0)	434	2,825	15.4	483	2,845	17.0
Dilutive effect of share awards and options	-	41	-	-	48	(0.3)	-	50	(0.3)
Diluted earnings per share from continuing operations1	(754)	2,943	(26.0)	434	2,873	15.1	483	2,895	16.7
(Loss)/profit attributable to ordinary shareholders	-	-	-	(318)	2,825	(11.3)	(318)	2,845	(11.2)
Dilutive effect of share awards and options	-	-	-	-	48	0.2	-	50	-
Diluted earnings per share from discontinued operations1	-	-	-	(318)	2,873	(11.1)	(318)	2,895	(11.2)
Diluted earnings per share	(754)	2,943	(26.0)	116	2,873	4.0	165	2,895	5.7

1 Losses have an anti-dilutive effect. Therefore the basic and diluted earnings have remained the same.

(ii)  Diluted operating profit per share on operating profit attributable to ordinary shareholders is calculated as follows:

	6 months 2012			6 months 2011			Full year 2011
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	678	2,902	23.4	729	2,825	25.8	1,438	2,845	50.5
Dilutive effect of share awards and options	-	41	(0.4)	-	48	(0.4)	-	50	(0.8)
Diluted operating profit per share from continuing operations	678	2,943	23.0	729	2,873	25.4	1,438	2,895	49.7
Operating profit attributable to ordinary shareholders	-	-	-	93	2,825	3.3	93	2,845	3.3
Dilutive effect of share awards and options	-	-	-	-	48	(0.1)	-	50	(0.1)
Diluted operating profit per share from discontinued operations	-	-	-	93	2,873	3.2	93	2,895	3.2
Diluted operating profit per share	678	2,943	23.0	822	2,873	28.6	1,531	2,895	52.9
__________________________

Notes to the condensed consolidated financial statements continued

A7 - Dividends and appropriations

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Ordinary dividends declared and charged to equity in the period
Final 2011 - 16.00 pence per share, paid on 17 May 2012	465	-	-
Interim 2011 - 10.00 pence per share, paid on 17 November 2011	-	-	287
Final 2010 - 16.00 pence per share, paid on 17 May 2011	-	451	451
	465	451	738
Preference dividends declared and charged to equity in the year	9	9	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	-	-	58
	474	460	813

Subsequent to 30 June 2012, the directors proposed an interim dividend for 2012 of 10 pence per ordinary share (HY11: 10 pence), amounting to £292 million (HY11: £287 million) in total. The dividend will be paid on 16 November and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2012.
      Interest on the direct capital instruments issued in November 2004 and the fixed rate notes issued in May 2012 is treated as an appropriation of retained profits and, accordingly, is accounted for when paid. Tax relief is obtained at a rate of 24.5% (2011: 26.5%).

A8 - Insurance liabilities
(a) Carrying amount
Insurance liabilities at 30 June/31 December comprise:

	30 June 2012			30 June 2011			31 December 2011
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	52,905	-	52,905	59,084	-	59,084	55,594	-	55,594
Unit-linked non-participating	10,065	-	10,065	11,027	-	11,027	10,168	-	10,168
Other non-participating	70,182	-	70,182	62,517	-	62,517	68,131	-	68,131
	133,152	-	133,152	132,628	-	132,628	133,893	-	133,893
Outstanding claims provisions	1,304	7,805	9,109	1,273	8,398	9,671	1,311	8,099	9,410
Provision for claims incurred but not reported	-	2,687	2,687	-	2,518	2,518	-	2,646	2,646
	1,304	10,492	11,796	1,273	10,916	12,189	1,311	10,745	12,056
Provision for unearned premiums	-	4,676	4,676	-	4,847	4,847	-	4,483	4,483
Provision arising from liability adequacy tests	-	12	12	-	-	-	-	13	13
Other technical provisions	-	-	-	-	-	-	-	-	-
Total	134,456	15,180	149,636	133,901	15,763	149,664	135,204	15,241	150,445
Less: Obligations to staff pension schemes transferred to provisions	-	-	-	-	-	-	-	-	-
Amounts classified as held for sale	(1,633)	-	(1,633)	-	(149)	(149)	(344)	-	(344)
	132,823	15,180	148,003	133,901	15,614	149,515	134,860	15,241	150,101

__________________________

Notes to the condensed consolidated financial statements continued

A8 - Insurance liabilities continued
(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions during the period:

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	133,893	160,946	160,946
Provisions in respect of new business	4,317	5,289	11,149
Expected change in existing business provisions	(4,080)	(4,166)	(8,964)
Variance between actual and expected experience	138	(172)	(2,279)
Impact of operating assumption changes	(40)	(20)	(61)
Impact of economic assumption changes	(377)	1,023	5,663
Other movements	103	(90)	(623)
Change in liability recognised as an expense	61	1,864	4,885
Effect of portfolio transfers, acquisitions and disposals	272	(6)	(6)
Deconsolidation of Delta Lloyd	-	(32,159)	(32,159)
Foreign exchange rate movements	(1,074)	1,983	227
Carrying amount at 30 June/31 December	133,152	132,628	133,893

(c) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions during the period:

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	10,745	12,263	12,263
Impact of changes in assumptions	50	3	149
Claim losses and expenses incurred in the current year	3,021	3,366	6,520
Decrease in estimated claim losses and expenses incurred in prior years	(125)	(19)	(140)
Exceptional strengthening of general insurance latent claims provisions	-	-	45
Incurred claims losses and expenses	2,946	3,350	6,574
Less:
Payments made on claims incurred in the current year	(1,264)	(1,450)	(3,393)
Payments made on claims incurred in prior years	(1,838)	(2,149)	(3,514)
Recoveries on claim payments	142	135	313
Claims payments made in the year, net of recoveries	(2,960)	(3,464)	(6,594)
Unwind of discounting	17	26	47
Other movements in the claims provisions	(2)	(6)	(12)
Change in claims reserve recognised as an expense	1	(94)	15
Effect of portfolio transfers, acquisitions and disposals	(149)	-	-
Deconsolidation of Delta Lloyd	-	(1,445)	(1,445)
Foreign exchange rate movements	(112)	187	(87)
Other movements	7	5	(1)
Carrying amount at 30 June/31 December	10,492	10,916	10,745

(d) Movements in unearned premiums
The following changes have occurred in the provision for unearned premiums (UPR) during the period:

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	4,483	4,855	4,855
Premiums written during the period	4,955	5,612	10,364
Less: Premiums earned during the period	(4,718)	(5,265)	(10,099)
Change in UPR recognised as income	237	347	265
Gross portfolio transfers and acquisitions	-	-	(161)
Deconsolidation of Delta Lloyd	-	(424)	(424)
Foreign exchange rate movements	(43)	69	(52)
Other	(1)	-	-
Carrying amount at 30 June/31 December	4,676	4,847	4,483

__________________________

Notes to the condensed consolidated financial statements continued

A9 - Liability for investment contracts
(a) Carrying amount
The liability for investment contracts at 30 June/31 December comprised:

	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m
Long-term business
Participating contracts	63,426	71,253	64,985
Non-participating contracts at fair value	44,130	46,391	43,990
Non-participating contracts at amortised cost	1,628	1,640	1,669
	45,758	48,031	45,659
Less: Amounts classified as held for sale	(1,798)	-	-
Total	107,386	119,284	110,644

(b) Movements in participating investment contracts
The following movements have occurred in the year:

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	64,985	69,482	69,482
Provisions in respect of new business	1,544	2,169	3,433
Expected change in existing business provisions	(1,185)	(1,288)	(2,195)
Variance between actual and expected experience	(136)	339	(2,708)
Impact of operating assumption changes	(4)	(27)	(72)
Impact of economic assumption changes	(46)	45	631
Other movements	(75)	(2)	211
Change in liability recognised as an expense	98	1,236	(700)
Deconsolidation of Delta Lloyd	-	(2,523)	(2,523)
Foreign exchange rate movements	(1,657)	3,049	(1,284)
Other movements	-	9	10
Carrying amount at 30 June/31 December	63,426	71,253	64,985

(c) Movements in non-participating investment contracts

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	45,659	48,305	48,305
Provisions in respect of new business	1,905	2,253	3,863
Expected change in existing business provisions	(1,455)	(1,689)	(2,558)
Variance between actual and expected experience	(17)	(488)	(2,796)
Impact of operating assumption changes	1	1	1
Impact of economic assumption changes	(1)	1	7
Other movements	17	(78)	(123)
Change in liability	450	-	(1,606)
Deconsolidation of Delta Lloyd	-	(832)	(832)
Foreign exchange rate movements	(340)	558	(206)
Other movements	(11)	-	(2)
Carrying amount at 30 June/31 December	45,758	48,031	45,659

__________________________

Notes to the condensed consolidated financial statements continued

A10 - Reinsurance assets
(a) Carrying amounts
The reinsurance assets at 30 June/31 December comprised:

	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m
Long-term business
Insurance contracts	4,152	3,280	3,747
Participating investment contracts	3	2	-
Non-participating investment contracts1	1,707	1,556	1,626
	5,862	4,838	5,373
Outstanding claims provisions	134	127	125
	5,996	4,965	5,498
Less: Amounts classified as held for sale	(244)	-	-
	5,752	4,965	5,498
General insurance and health
Outstanding claims provisions	818	929	974
Provisions for claims incurred but not reported	405	392	395
	1,223	1,321	1,369
Provision for unearned premiums	264	284	245
	1,487	1,605	1,614
Total	7,239	6,570	7,112

1 Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk.

(b) Movements in respect of long-term business provisions
The following movements have occurred in the reinsurance asset during the period:

	6 months 2012 £m	6 months 2011 £m	31 December 2011 £m
Carrying amount at 1 January	5,373	5,115	5,115
Asset in respect of new business	94	296	187
Expected change in existing business asset	(37)	(141)	7
Variance between actual and expected experience	104	5	290
Impact of other operating assumption changes	3	3	(9)
Impact of economic assumption changes	13	4	433
Other movements	143	(149)	(260)
Change in asset	320	18	648
Effect of portfolio transfers, acquisitions and disposals	201	(1)	(2)
Deconsolidation of Delta Lloyd	-	(375)	(375)
Foreign exchange rate movements	(32)	81	(13)
Carrying amount at 30 June/31 December	5,862	4,838	5,373

__________________________

Notes to the condensed consolidated financial statements continued

A10 - Reinsurance assets continued
(c) Movements in respect of general insurance and health outstanding claims provisions and IBNR

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	1,369	1,558	1,558
Impact of changes in assumptions	26	17	87
Reinsurers' share of claim losses and expenses
Incurred in current period	105	115	247
Incurred in prior periods	(17)	(44)	(84)
Exceptional strengthening of general insurance latent claims provisions	-	-	10
Reinsurers' share of incurred claim losses and expenses	88	71	173
Less:
Reinsurance recoveries received on claims
Incurred in current period	(38)	(42)	(138)
Incurred in prior periods	(83)	(148)	(196)
Reinsurance recoveries received in the period	(121)	(190)	(334)
Unwind of discounting	6	9	19
Other movements	-	-	(1)
Change in reinsurance asset recognised as income	(1)	(93)	(56)
Effect of portfolio transfers, acquisitions and disposals	(143)	5	28
Deconsolidation of Delta Lloyd	-	(153)	(153)
Foreign exchange rate movements	(5)	(1)	(2)
Other movements	3	5	(6)
Carrying amount at 30 June/31 December	1,223	1,321	1,369

(d) Reinsurers' share of the provision for unearned premiums (UPR)

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	245	307	307
Premiums ceded to reinsurers in the period	340	345	650
Less: Reinsurers' share of premiums earned during the period	(315)	(344)	(678)
Change in reinsurance asset recognised as income	25	1	(28)
Reinsurers' share of portfolio transfers and acquisitions	-	1	-
Deconsolidation of Delta Lloyd	-	(30)	(30)
Foreign exchange rate movements	(4)	5	(4)
Other movements	(2)	-	-
Carrying amount at 30 June/31 December	264	284	245

A11 - Effect of changes in assumptions and estimates during the period
This disclosure only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 6 months 2012 £m	Effect on profit 6 months 2011 £m	Effect on profit Full year 2011 £m
Assumptions
Long-term insurance business
Interest rates	271	(897)	(2,403)
Expenses	(3)	(3)	5
Persistency rates	19	-	(4)
Mortality for assurance contracts	-	-	35
Mortality for annuity contracts	90	-	(21)
Tax and other assumptions	(3)	31	99
Investment contracts
Interest rates	(2)	(79)	(82)
Expenses	-	-	-
Persistency rates	-	-	-
Tax and other assumptions	-	28	28
General insurance and health business
Change in loss ratio assumptions	(3)	5	5
Change in discount rate assumptions	(18)	(8)	(90)
Change in expense ratio and other assumptions	(4)	15	22
Total	347	(908)	(2,406)

__________________________

Notes to the condensed consolidated financial statements continued

A11 - Effect of changes in assumptions and estimates during the period continued
The impact of interest rates for long-term business relates primarily to the UK, driven by an increase in the valuation interest rates for annuity business. This had the effect of reducing liabilities and hence a positive impact on profit. In the prior period a reduction in valuation interest rates had the reverse effect. The mortality for annuity contracts impact in the current period relates to the release of a longevity transaction provision in the UK. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

A12 - Unallocated divisible surplus
An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the period.
      The following movements have occurred in the period:

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Carrying amount at 1 January	650	3,428	3,428
Change in participating contract assets	2,269	(183)	(3,016)
Change in participating contract liabilities	203	101	244
Other movements	34	-	70
Change in liability recognised as an expense	2,506	(82)	(2,702)
Effect of portfolio transfers, acquisitions and disposals	-	-	-
Deconsolidation of Delta Lloyd	-	(144)	(144)
Foreign exchange rate movements	10	57	60
Other movements	(4)	(14)	8
Carrying amount at 30 June/31 December	3,162	3,273	650

In Italy, the UDS balance was £834 million negative at 30 June 2012 (FY11: £1,449 million negative, HY11: £283 million negative). In Spain, certain participating funds had negative UDS balances at 30 June 2012, although in aggregate the UDS balance was £12 million positive (FY11: £13 million positive, HY11: £20 million negative).
      Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances were tested for recoverability using embedded value methodology and in line with local accounting practice. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.
      In Italy, there was a reversal of £31 million of previous losses for negative UDS considered irrecoverable (FY11: £17 million loss), and in Spain a further loss of £35 million was incurred (FY11: £49 million loss).
      In Italy the method for estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 7.10% (FY11: 7.05%). The risk-discount rate includes implicit allowance for the time value of options and guarantees. If the risk-discount rate were increased by 1% is it estimated that the recoverable negative UDS balance would reduce by £30 million.

A13 - Borrowings
On 19 June 2012, Aviva plc called floating rate subordinated debt of US$300 million maturing on 19 June 2017.

__________________________

Notes to the condensed consolidated financial statements continued

A14 - Pension obligations and other provisions
(a) Pension scheme deficits in condensed consolidated statement of financial position
In the condensed consolidated statement of financial position, the amount described as provisions includes pension scheme deficits and comprises:

	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m
Deficits in the main staff pension schemes	497	483	406
Deficits in other staff pension schemes	84	75	86
Total obligations to staff pension schemes	581	558	492
Restructuring provisions	147	83	106
Other provisions	376	479	398
Total	1,104	1,120	996
Less: amounts classified as held for sale	(7)	(17)	(4)
	1,097	1,103	992

(b) Movements in the main schemes' surpluses and deficits
Movements in the main pension schemes' surpluses and deficits comprise:

	6 months 2012	6 months 2011	Full year 2011
	Pension scheme surpluses/ (deficits) £m	Pension scheme surpluses/ (deficits) £m	Pension scheme surpluses/ (deficits) £m
Net surpluses/(deficits) in the schemes at 1 January	1,264	(3)	(3)
Employer contributions	80	240	452
Current and past service cost	(11)	(43)	(58)
Gains on curtailments and settlements	1	-	-
Charge to finance costs	(42)	(60)	(100)
Actuarial gains	123	17	991
Disposals	-	-	7
Deconsolidation of Delta Lloyd	-	(31)	(31)
Exchange rate movements on foreign plans	8	(8)	6
Net surpluses in the schemes at 30 June/31 December	1,423	112	1,264
Comprising:
Surpluses	1,920	595	1,670
Deficits	(497)	(483)	(406)
	1,423	112	1,264

__________________________

Notes to the condensed consolidated financial statements continued

A14 - Pension obligations and other provisions continued
(c) Pension expense
The total pension expense for these schemes comprises:

(i) Recognised in the income statement

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Continuing operations
Current service cost	(11)	(36)	(51)
Gains on curtailments	1	-	-
Total pension cost from continuing operations	(10)	(36)	(51)
Total pension cost from discontinued operations	-	(7)	(7)
Total pension cost charged to net operating expenses	(10)	(43)	(58)
Expected return on scheme assets	215	224	452
Interest charge on scheme liabilities	(257)	(271)	(539)
Charge to finance costs from continuing operations	(42)	(47)	(87)
Charge to finance costs from discontinued operations	-	(26)	(26)
Total charge to finance costs	(42)	(73)	(113)
Total charge to income arising from continuing operations	(52)	(83)	(138)
Total charge to income arising from discontinued operations	-	(33)	(33)
Total charge to income	(52)	(116)	(171)

(ii) Recognised in the statement of comprehensive income

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Continuing operations
Expected return on scheme assets	(215)	(224)	(452)
Actual return on these assets	151	192	1,815
Actuarial (losses)/gains on scheme assets	(64)	(32)	1,363
Experience gains/(losses) arising on scheme liabilities	16	(40)	(46)
Changes in assumptions underlying the present value of scheme liabilities	171	94	(321)
Actuarial gains from continuing operations	123	22	996
Actuarial gains from discontinued operations	-	11	11
Total actuarial gains recognised in other comprehensive income	123	33	1,007

Attributable to equity shareholders of Aviva plc	123	28	1,002
Attributable to non-controlling interests	-	5	5
	123	33	1,007

A15 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 30 June/31 December comprised:

	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m
Cash at bank and in hand	10,967	10,158	8,854
Cash equivalents	14,693	12,988	14,215
	25,660	23,146	23,069
Bank overdrafts	(665)	(886)	(668)
	24,995	22,260	22,401

Of the total cash and cash equivalents shown above, £409 million has been classified as held for sale (HY11: £40 million;
FY11: £26 million).
      Operating cashflows in the Group cash flow statement reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances. Around two thirds of the Group's balances relate to unit-linked or participating policyholder funds. As such, the asset mix and the level of cash held by these funds are determined from a policyholder perspective and can move significantly from one period to another. Shareholder cash has increased to £8.9 billion (FY11: £8.6 billion, HY11: £8.6 billion).
      Purchases and sales of operating assets including financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

__________________________

Notes to the condensed consolidated financial statements continued

A16 - Related party transactions
The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.
      All transactions between key management personnel and the Group are on commercial terms which are equivalent to those available to all employees of the Group.
      This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.

Services provided to and by related parties

				6 months 2012				6 months 2011				Full year 2011
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m
Associates	-	(1)	(48)	-	-	(1)	(54)	-	-	(3)	(49)	-
Joint ventures	11	(1)	-	161	10	-	-	404	23	-	-	125
Employee pension schemes	6	-	-	9	5	-	-	8	13	-	-	9
	17	(2)	(48)	170	15	(1)	(54)	412	36	(3)	(49)	134

Transactions with joint ventures in the UK relate to the property management undertakings. At 30 June 2012, our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities. Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
      Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies.
      The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.
      Transactions with joint ventures in Asia relate to life businesses in India, Malaysia, Korea, Taiwan, China and Vietnam.

__________________________

Notes to the condensed consolidated financial statements continued

A17 - Risk management
Risk profile
In accordance with the requirements of the FSA Handbook (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the Group for the next six months. The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2012 or as a result of the recent revision to the strategic plan, and remain credit (including sovereign debt), market, life insurance, general insurance, liquidity, operational and reputational risks.

(a) Credit risk
Aviva has a strong record of managing credit risk and we see credit as an area where we can make a good return for the benefit of both our policyholders and shareholders. We have broad ranging investment restrictions in place on sovereign and corporate debt exposure to Greece, Ireland, Italy, Portugal and Spain and have actively reduced our exposure to the most vulnerable countries. We have in place a comprehensive group-wide reporting system that consolidates credit exposures across geographies, business lines and exposure types. We have a robust framework of limits and controls to diversify the portfolio and the early identification of potential issues.
      During the first half of 2012 the credit rating profile of our debt securities portfolio has remained strong, although the average rating has fallen slightly in line with the general market's rating agency downgrades. The proportion of our shareholder debt securities that are investment grade have increased slightly to 87.7% (FY11: 86.9%).

(b) Market risk
We continue to limit our direct equity exposure. As discussed in note 25, a rolling central equity hedging strategy remains in place to help control the Group's overall direct and indirect exposure to equities.
      We have a limited appetite for interest rate risk as we do not believe it is adequately rewarded. Our conservative and disciplined approach to asset and liability management and pricing limit our exposure to interest rate and guarantee risk. Asset and liability durations across the Group are generally well matched and actions have been taken to manage guarantee risk in the current low interest rate environment. Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.
      At a Group level we actively seek to manage currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forwards to provide certainty regarding the sterling value to be received by the Group. As described in note 25, hedges have also been used to protect the Group's capital against a significant depreciation in local currency versus sterling.

(c) Liquidity risk
The way we run our business is aimed at ensuring we have a strong liquidity position. We have in place a comprehensive monitoring and reporting process covering extreme scenarios along with appropriate contingency plans. At a Group level we maintain a prudent level of liquidity by holding a buffer of liquid assets to cover unforeseen circumstances. In addition, the Group has maintained
£2.1 billion of un-drawn committed borrowing facilities from a range of leading international banks.

__________________________

Notes to the condensed consolidated financial statements continued

A17 - Risk management continued
(d) Life insurance risk
The profile of our life insurance risks, primarily persistency, mortality and expense risk have remained stable in the first half of 2012. Our economic exposure to longevity risk has increased as interest rates have fallen reducing the discount rate used for future liabilities. Persistency risk remains significant and continues to have a volatile outlook, with underlying performance linked to economic conditions. However, businesses across the Group continue to make progress with a range of customer retention activities. The Group continues to write strong volumes of individual annuity new business in the UK adding to an already significant in force portfolio. The Group has continued to write substantial volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. All life insurance risks benefit from a significant diversification against other risks in the portfolio, limiting the impact on the Group's aggregate risk profile.

(e) General insurance risk
The Group writes a balanced portfolio of general insurance risk: personal motor, household, commercial motor, property and liability, across a geographically diversified spread of markets: UK, Ireland, Canada, France, Italy, Turkey and Poland.
      General insurance risk is managed primarily at individual market level. Each market develops mechanisms to identify, quantify and manage the accumulated exposures in order to contain them within the risk appetite set. All general insurance markets undertake a quarterly review of their insurance risks. This review includes an assessment of changes in the general insurance risk profile of business written; the impact of the underwriting cycle on premium rating strength and adequacy; customer, competitor and distributor behaviour; exposure to natural catastrophe events and the impact of broader economic conditions on overall performance.
      Aviva has not suffered any material catastrophe losses during the first half of 2012 and successfully completed the renewal of its group-wide catastrophe protection on 1 April 2012. Processes are in place to manage catastrophe risk in individual business units and at a group level. The group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit.

(f) Operational risk
The group continues to operate, validate and enhance its key operational controls to minimise losses arising from inadequate or failed internal processes, from people and systems or from external events. The group maintains constructive relationships with its regulators around the world and developments in relation to key regulatory changes such as Solvency II are monitored closely. We continue to work with regulatory bodies to help deliver an appropriate outcome from an insurance industry perspective and prepare for the necessary business changes.

(g) Brand and reputation risk
Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers, agents, regulators, rating agencies, investors and analysts. While we are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us or any of our intermediaries do not perform as expected whether or not the expectations are founded, or the customer's expectations for the product have changed. We monitor this risk and have controls in place to limit our exposure.

A18 - Subsequent events
Sale of shares in Delta Lloyd
On 5 July 2012, the Group sold 37.2 million shares in Delta Lloyd N.V. ("Delta Lloyd") (the Group's Dutch long-term insurance, general insurance and fund management associate) for £313 million (net of costs), reducing our holding to 19.8% of Delta Lloyd's ordinary share capital, representing 18.6% of shareholder voting rights. For more information refer to note A3.

Announcement of revised strategic plan
On 5 July 2012, we announced a revised strategic plan which included a review of all the Group's businesses. Although the review may lead to future disposals of some of the non-core businesses, at the date of this report no firm decisions have been made in this respect and the criteria required by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, to classify the affected businesses as held for sale as at 30 June 2012 apart from those identified in note A3 have not been met.

Completion of sale of smaller European life businesses
On 31 July 2012, the Group completed the sale of its life businesses in the Czech Republic, Hungary and Romania to MetLife Inc. As described in note A3, the assets and liabilities of these businesses were held for sale in the condensed consolidated statement of financial position on 30 June 2012.

A19 - Fixed rate tier 1 notes
On 3 May 2012 Aviva plc issued US$650 million of fixed rate tier 1 notes bearing interest at 8.25% per annum. The Notes are perpetual but the Company may, at its sole option, redeem all (but not part) of the Notes at their principal amounts on 3 November 2017 and on each interest payment date thereafter. The Notes qualify as Innovative tier 1 capital under current regulatory rules. The issuance has been accounted for as equity in accordance with IAS 32 'Financial instruments: Presentation'.

__________________________

Notes to the condensed consolidated financial statements continued

A20 - Analysis of general insurance
(i) United Kingdom (excluding Group reinsurance and agencies in run-off)

		Net written premiums			Underwriting result		Combined operating ratio
	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012%	6 months 2011%	Full year 2011%
Personal
Motor	611	705	1,387	22	38	58	96%	94%	96%
Homeowner	376	396	797	26	20	87	95%	96%	89%
Other	239	278	510	9	9	39	96%	97%	93%
	1,226	1,379	2,694	57	67	184	95%	94%	91%
Commercial
Motor	313	303	618	(11)	(18)	(76)	101%	106%	113%
Property	333	340	640	(20)	4	11	103%	98%	99%
Other	215	200	419	2	2	(9)	97%	99%	102%
	861	843	1,677	(29)	(12)	(74)	101%	101%	105%
Total	2,087	2,222	4,371	28	55	110	97%	96%	96%

(ii) France

		Net written premiums			Underwriting result		Combined operating ratio
	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012%	6 months 2011%	Full year 2011%
Motor	200	193	347	23	4	(14)	84%	95%	104%
Property and other	258	263	442	(4)	17	84	99%	89%	80%
Total	458	456	789	19	21	70	92%	92%	90%

(iii) Ireland

		Net written premiums			Underwriting result		Combined operating ratio
	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012%	6 months 2011%	Full year 2011%
Motor	88	98	179	(18)	15	14	119%	85%	93%
Property and other	86	102	188	6	(11)	(19)	95%	111%	111%
Total	174	200	367	(12)	4	(5)	106%	98%	102%

(iv) Canada

		Net written premiums			Underwriting result		Combined operating ratio
	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012%	6 months 2011%	Full year 2011%
Motor	602	579	1,130	76	60	89	86%	91%	92%
Property	349	322	701	18	(8)	(14)	95%	101%	102%
Liability	101	99	204	4	(7)	9	97%	106%	96%
Other	29	25	48	7	1	13	75%	89%	67%
Total	1,081	1,025	2,083	105	46	97	90%	96%	95%

__________________________

Notes to the condensed consolidated financial statements continued

A21 - Funds under management

	30 June 2012			31 December 2011
	Life and related businesses £m	General insurance and other £m	Total £m	Total £m
Total IFRS assets included in the consolidated statement of financial position	282,892	29,717	312,609	312,376
Less: third party funds included within consolidated IFRS assets	-	(11,142)	(11,142)	(11,814)
	282,892	18,575	301,467	300,562
Third party funds under management			71,590	67,557
			373,057	368,119
Non-managed assets			(31,144)	(31,558)
Funds under management			341,913	336,561

A22 - Operational cost base
The Aviva operating cost base is calculated from reported IFRS expenses as set out in the table below:

	6 months 2012 £m	6 months 2011 £m
Other expenses (as reported) 1	2,394	1,422
Less: Non-operating items included above (amortisation and impairments)	(1,170)	(334)
Add: Claims handling costs1 & 2	189	306
Non-commission acquisition costs3	594	584
Operating cost base from continuing operations	2,007	1,978
Operating cost base from discontinued operations	-	362
Operating cost base	2,007	2,340

1. 2011 includes RAC Limited ("RAC"), disposed on 30 September 2011.
2. As reported within Claims and benefits paid of £13,646 million (HY 2011: £14,538 million).
3. As reported within Fee and commissions expense of £2,389 million (HY2011: £2,533 million).

During HY12, the operating cost base from continuing operations increased by 1% to £2,007 million (HY11: £1,978 million). The like-for-like cost base presented below is adjusted for the impact in both years of foreign exchange, businesses acquired or disposed, the impact of European levies, Solvency II costs and elimination of one-off restructuring and integration spend. On a like-for-like basis the cost base is broadly flat at £1,786 million compared with a 30 June 2011 like-for-like cost base of £1,776 million.

Movement in operating cost base

£m
Total operating cost base 30 June 2011	2,340
Delta Lloyd costs from 1 January 2011 to 6 May 20111	(362)
Total operating cost base from continuing operations 30 June 2011	1,978
Less: restructuring and integration costs for the six months to 30 June 2011	(81)
European levies2	(32)
Impact of acquisitions/disposals3	(62)
Foreign exchange	(27)
30 June 2011 like-for-like operating cost base	1,776
Inflation4	46
UK & Ireland	(51)
France	(18)
USA	11
Other Developed Markets	9
Developed Markets	(49)
Higher Growth Markets	(1)
Other businesses (including Aviva Investors and Group centre)	14
30 June 2012 like-for-like operating cost base	1,786
Restructuring and integration costs for the six months to 30 June 2012	186
European levies2	35
Total operating cost base 30 June 2012	2,007

1. Delta Lloyd associate status effective from 7 May 2011 onwards.
2. Levies and sales taxes charged to European Businesses.

3. Impact of acquisitions/disposals - restatement of the HY 2011 cost base for the impact of acquisitions and disposals in both 2011 and 2012 (including the RAC disposal) to achieve a cost base on a like-for-like basis.

4. Inflation - Notional level of Inflation that would have impacted the operating cost base during the period. This is calculated at an individual country level, and applied to operating expenditure i.e. excluding restructuring and integration costs (but including adjustments for acquisitions and disposals). The overall weighted average is calculated at 2.5%.

__________________________

Directors' responsibility statement

Directors' responsibility statement pursuant to Disclosure and Transparency Rule 4.2.10
Each of the directors confirms that, to the best of their knowledge:

(a)  the Group condensed consolidated financial statements in this report, which have been prepared in accordance with the disclosure and transparency rules of the FSA and IFRS as adopted by the EU, IFRIC interpretation and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and results of the Group taken as a whole;

(b)  the commentary contained in this report includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that they face; and

(c) the half year report includes a fair review of the information required on material transactions with related parties and changes since the last annual report.

Information on the current directors responsible for providing this statement can be found below.

By order of the Board

John McFarlane                                                    Patrick Regan
Chairman                                                               Chief financial officer
8 August 2012

Directors
The following persons served as directors of the company during the year and, unless otherwise indicated, up to the date of this report:

John McFarlane OBE
Andrew Moss (resigned-8May2012)
Euleen Goh
Gay Huey Evans
Glyn Barker (appointed 27 February 2012)
Igal Mayer (resigned  - 19 April 2012)
Leslie Van de Walle (resigned -2 May 2012)
Lord Sharman of Redlynch OBE (resigned - 30 June 2012)
Mary Francis CBE
Michael Hawker AM
Patrick Regan
Richard Karl Goeltz
Russell Walls
Scott Wheway
Trevor Matthews

The biography details of persons currently serving as directors appears on the company's website.

__________________________

INDEPENDENT REVIEW REPORT TO AVIVA plc

Introduction
We have been engaged by the company to review the Condensed consolidated set of financial statements in the half year report for the six months ended 30 June 2012, which comprises the Condensed consolidated income statement, the Condensed consolidated statement of comprehensive income, the Condensed consolidated statement of changes in equity, the Condensed consolidated statement of financial position, the Condensed consolidated statement of cash flow, and related notes A1 to A19 on pages 43 to 74. Our review did not extend to the information disclosed in notes A20 to A22 on pages 75 to 76. We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed consolidated set of financial statements.

Directors' responsibilities
The half year report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.
      As disclosed in note A1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The Condensed consolidated set of financial statements included in this half year report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the Condensed consolidated set of financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the Condensed consolidated set of financial statements in the half year report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
8 August 2012

1)   Maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Condensed consolidated financial statements since they were initially presented on the website.

2) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

End of Part 3 of 5
___________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 August, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary